SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF JULY 2002



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



                     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                            Form 20-F x        Form 40-F
                                    -----               ----

                     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes       No x
                                     ------   -----

                     (If "Yes" is marked, indicate below the file number
            assigned to the registrant in connection with Rule
           12g3-2(b): 82-    .)


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   Willis Group Holdings Announces Earnings Release Date of July 30

   LONDON--(BUSINESS WIRE)--July 11, 2002--Willis Group Holdings Limited (NYSE: WSH), the global insurance broker, will release earnings for the second quarter ending June 30, 2002, prior to the market opening on Tuesday, July 30, 2002.
   Copies of the release will be available soon thereafter within the "Investor" section of the web site at www.willis.com
   Following the release, at 8:30 AM Eastern Time, Joe Plumeri, Chairman and Chief Executive Officer of Willis Group Holdings, will host a conference call to discuss the earnings results and business trends. Interested parties may access the conference call by calling
(888) 947-9019 (domestic) or +1 (630) 395-0042 (international) with a passcode of "Willis." Media and individuals will be in a listen-only mode. Participants are asked to call in a few minutes prior to the call in order to register for the event.
   Interested parties may also access the conference call in a listen-only mode via the Internet. To do so they should go to the "Investor" section of the website at www.willis.com and register for the call. A replay of the call will be available through August 13, 2002 - 5:00 PM Eastern Time, by calling (800) 944-3659 (domestic) or +1 (402) 998-1746 (international) with no passcode, or by accessing the web site.
   Willis Group Holdings Limited is a leading global insurance broker, developing and delivering professional insurance, reinsurance, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices in more than 100 countries, its global team of 13,000 associates serves over 50,000 clients in 160 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001 the Group returned to public ownership and is listed on the New York Stock Exchange (NYSE: WSH). Additional information on Willis may be found on its web site www.willis.com.

    CONTACT: Willis Group Holdings Limited
             (Investors)
             Kerry K. Calaiaro, 212/837-0880
             calaiaro_ke@willis.com
             or (Media)
             Nicholas Jones, + 44 20 7488-8190
             jonesnr@willis.com
             or Dan Prince, 212/837-0806
             prince_da@willis.com


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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   WILLIS GROUP HOLDINGS LIMITED

                                   By: /s/ Mary E. Caiazzo
                                       ------------------------------------
                                          Mary E. Caiazzo
                                          Assistant General Counsel

Date:  June 11, 2002

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